                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13E-4

                            Issuer Tender Offer Statement

                            (Pursuant to Section 13(e)(1)
                       of the Securities Exchange Act of 1934)

                                  ARDEN GROUP, INC.
                  --------------------------------------------------
                                   (Name of Issuer)

                                  ARDEN GROUP, INC.
                  --------------------------------------------------
                         (Name of Person(s) Filing Statement)

                    Class A Common Stock, par value $.25 per share
                  --------------------------------------------------
                            (Title of Class of Securities)

                                     039762 10 9
                  --------------------------------------------------
                        (CUSIP Number of Class of Securities)

                                  Ernest T. Klinger
                               Chief Financial Officer
                                  Arden Group, Inc.
                              2020 South Central Avenue
                              Compton, California  90220
                                    (310) 638-2842

                                   with a copy to:

                                Irwin G. Barnet, Esq.
                       Sanders, Barnet, Goldman, Simons & Mosk,
                              A Professional Corporation
                         1901 Avenue of the Stars, Suite 850
                            Los Angeles, California  90067
                                    (310) 553-8011
                  --------------------------------------------------
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications
                     on Behalf of the Person(s) Filing Statement)

                                    July 17, 1997
                  --------------------------------------------------
                       (Date Tender Offer First Published, Sent
                            or Given to Security Holders)

Calculation of Filing Fee
--------------------------------------------------------------------------------
     Transaction Valuation*              Amount of Filing Fee
          $16,250,000                          $3,250.00
--------------------------------------------------------------------------------

    *Assumes purchase of 250,000 shares at $65.00 per share.

    [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable
                        -----------------------------------------
Form or Registration No.:  Not applicable
                        -----------------------------------------
Filing Party:              Not applicable
                        -----------------------------------------
Date Filed:                Not applicable
                        -----------------------------------------

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    Preliminary Note:  Unless otherwise specified, all references in this
Issuer Tender Offer Statement to material incorporated by reference are to the Offering Statement dated July 17, 1997 (the "Offering Statement") attached hereto as Exhibit (a)(1).

ITEM 1.  SECURITY AND ISSUER.

    (a) The name of the issuer is Arden Group, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 2020 South Central Avenue, Compton, California 90220.

    (b) The Company is offering to purchase up to 250,000 shares of the issued and outstanding shares of the Class A Common Stock, par value $.25 per share, of the Company for cash at a rate of $65.00 per share (the "Offer"). If more than 250,000 shares of the Class A Common Stock are tendered, then the Company will acquire 250,000 shares tendered on a pro rata basis from each tendering stockholder (with adjustments to avoid purchases of fractional shares) according to the number of shares of Class A Common Stock tendered by each tendering stockholder. The Offer is not conditional upon any minimum number of shares being tendered. As of the date hereof, there are 766,753 shares of the Class A Common Stock issued and outstanding. Although the Company has been advised that Bernard Briskin, Chairman of the Board, President and Chief Executive Officer of the Company, will not participate in the Offer, the Company does not know whether any of the other officers, directors or affiliates of the Company (other than the Company's Stock Bonus Plan) will tender shares in the Offer. It is expected that City National Bank, as Trustee of the Company's Stock Bonus Plan, will tender shares in the Offer. See "THE OFFER" incorporated herein by reference.

    (c) The principal market in which the Class A Common Stock is traded is the NASDAQ National Market System. The range of the high and low sales prices for the Class A Common Stock for each quarterly period during the last two fiscal years ended December 28, 1996 and the current fiscal year through July 11, 1997, as reported by NASDAQ, is set forth in the Offering Statement under the heading "PRICE RANGE OF COMMON STOCK," incorporated herein by reference.

    (d)  Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) and (b)    The information set forth under "THE OFFER - Funding of
Tender Offer" is incorporated herein by reference.


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ITEM 3.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
         AFFILIATE.

    The information set forth under "THE OFFER - Purpose and Effects of the Offer" is incorporated herein by reference.

    There are no plans or proposals which relate to or would result in any of the events specified in (a) through (j).

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

    None.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    None.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    See "THE OFFER - Payment of Expenses" incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

    (a) See "SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION" incorporated herein by reference.

    (b) See "SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION" incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

    (a)  None.
    (b)  None.
    (c)  None.
    (d)  None.
    (e) The information set forth in the Offering Statement and the related Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1)  Form of Offering Statement, dated July 17, 1997.
      (a)(2) Form of Letter of Transmittal together with Guidelines for Certification of Taxpayer Identification Number on Substitute
              Form W-9.
      (a)(3) Form of Letter to Stockholders from Bernard Briskin, Chairman of the Board, President and Chief Executive Officer of the Company dated July 17, 1997.
      (a)(4) Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 29, 1997.


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      (a)(5)  Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
      (a)(6) Form of letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
      (a)(7) Form of Tender Election Notice for Employees in the Arden Group, Inc. Stock Bonus Plan together with form of Arden Group, Inc. Stock Bonus Plan Tender Election Form and Notice of IRS Tax Withholding Requirements.
      (a)(8) Form of Tender and Distribution Election Notice for Former Employees in the Arden Group, Inc. Stock Bonus Plan, together with form of Arden Group, Inc. Stock Bonus Plan Tender Election Form, form of Arden Group, Inc. Stock Bonus Plan Distribution Election Form for Former Employees, Notice of IRS Tax Withholding Requirements, form of Arden Group, Inc. Stock Bonus Plan Rollover Election Form and form of Arden Group, Inc. Stock Bonus Plan - California Withholding Election Statement.
      (a)(9)  Form of Press Release, dated July 17, 1997.
      (b) Loan Agreement dated December 23, 1993, as amended by a Second Amendment thereto dated December 20, 1995, a Third Amendment thereto dated December 18, 1996 and a Fourth Amendment thereto dated January 13, 1997, between Arden Group, Inc. and Union Bank (incorporated by reference to Exhibit 4.2 to the Company's
              Annual Report on Form 10-K for the fiscal year ended December 28,
              1996).
    (c)       None.
    (d)       None.
    (e)       None.
    (f)       None.
    (g) Audited Consolidated Financial Statements of the Company for the years ended December 28, 1996 and December 30, 1995 (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996).


                                      SIGNATURE



    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 1997             ARDEN GROUP, INC.



                                  By:  /s/ Ernest T. Klinger
                                      -------------------------
                                     Ernest T. Klinger,
                                     Vice President Finance and
                                     Administration and Chief
                                     Financial Officer


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                                    EXHIBIT INDEX

                                          TO

                                    SCHEDULE 13E-4

EXHIBIT
NO.           ITEM

  (a)(1) Form of Offering Statement, dated July 17, 1997.
  (a)(2) Form of Letter of Transmittal together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
  (a)(3) Form of Letter to Stockholders from Bernard Briskin, Chairman of the Board, President and Chief Executive Officer of the Company dated
         July 17, 1997.
  (a)(4) Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 29, 1997.
  (a)(5) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
  (a)(6) Form of letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
  (a)(7) Form of Tender Election Notice for Employees in the Arden Group, Inc. Stock Bonus Plan together with form of Arden Group, Inc. Stock Bonus Plan Tender Election Form and Notice of IRS Tax Withholding Requirements.
  (a)(8) Form of Tender and Distribution Election Notice for Former Employees in the Arden Group, Inc. Stock Bonus Plan, together with form of Arden Group, Inc. Stock Bonus Plan Tender Election Form, form of Arden
         Group, Inc. Stock Bonus Plan Distribution Election Form for Former Employees, Notice of IRS Tax Withholding Requirements, form of Arden Group, Inc. Stock Bonus Plan Rollover Election Form and form of Arden Group, Inc. Stock Bonus Plan - California Withholding Election Statement.
  (a)(9) Form of Press Release, dated July 17, 1997.
  (b) Loan Agreement dated December 23, 1993, as amended by a Second Amendment thereto dated December 20, 1995, a Third Amendment thereto dated December 18, 1996 and a Fourth Amendment thereto dated January 13, 1997, between Arden Group, Inc. and Union Bank (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996).
  (c)    None.
  (d)    None.
  (e)    None.
  (f)    None.
  (g) Audited Consolidated Financial Statements of the Company for the years ended December 28, 1996 and December 30, 1995 (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996).


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